InterOil Corporation Announces Closing of Public Offerings and Exercise of Over-Allotment Options

CAIRNS, Australia and HOUSTON, Nov. 10, 2010 /PRNewswire-FirstCall/ -- InterOil Corporation (NYSE: IOC) (IOC:POMSoX) today announced the closing of its previously announced public offerings of US$61 million aggregate principal amount of 2.75% Convertible Senior Notes due 2015 and 2,434,735 million common shares at US$75 per share.  The underwriters have exercised their option to purchase an additional $9 million aggregate principal amount of the notes and an additional 365,215 common shares at $75.00 per share to cover over-allotments.

InterOil has received total combined net proceeds from the offerings of approximately $266 million, after deducting the underwriting discounts, commissions and estimated offering expenses.

InterOil intends to use the net proceeds from this offering for the development and construction in Papua New Guinea of a proposed condensate stripping plant and related facilities, a liquefied natural gas plant and related facilities, exploration and development activities in Papua New Guinea, the repayment of the $25 million loan with Clarion Finaz AG, which matures in January 2011, and general corporate purposes.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Meg Hunt
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.Hunt@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800

Cautionary Statements

This press release may include "forward-looking statements" as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the proposed uses of the funds raised through this placement. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

CONTACT:  Wayne Andrews, V. P. Capital Markets, Wayne.Andrews@InterOil.com, or Meg Hunt, Investor Relations Coordinator, Meg.Hunt@InterOil.com, both of InterOil Corporation, +1-281-292-1800